Exhibit 99.1

Davis Commodities Limited Announces Fiscal Year 2025 Financial Results

SINGAPORE, May 15, 2026 (GLOBE NEWSWIRE) -- Davis Commodities Limited (OTC: DTCKF) (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced its financial results for the fiscal year ended December 31, 2025.

Ms. Li Peng Leck, Executive Chairperson and Executive Director of Davis Commodities, commented, “In 2025, we delivered a strong recovery in revenue and continued to execute on our strategic priorities across both our core trading operations and new growth initiatives. Demand strengthened in key markets, particularly Africa and China, while higher trading volumes in sugar and rice supported a meaningful rebound in top-line performance. Although margin conditions remained pressured by elevated procurement costs, competitive pricing, supply chain disruptions and slower collections in certain markets, we continued to advance measures designed to enhance operating discipline and improve the quality of growth. Management continues to implement measures to improve liquidity, strengthen working capital management, and support long-term operational sustainability.

We were also encouraged by the early progress of our FMCG expansion strategy, which has begun to establish a broader, more consumer-facing growth platform for the Group. Following the rollout of this initiative, our FMCG products have entered major retail channels in Singapore, supporting brand development, recurring revenue opportunities and long-term business resilience. Looking ahead to fiscal year 2026, Davis Commodities will remain focused on operational execution, market expansion, and strengthening business fundamentals across its key growth pillars.”

Fiscal Year 2025 Financial Results

•	Revenue was $184.2 million for the year ended December 31, 2025, compared to $132.4 million for fiscal year 2024, representing an increase of 39.2%.

•	Gross profit was $2.9 million for the year ended December 31, 2025, compared to $2.3 million for fiscal year 2024, representing an increase of 23.4%.

•	Loss from operations was $5.2 million for the year ended December 31, 2025, compared to loss from operations of $3.7 million for fiscal year 2024.

•	Net loss was $5.0 million for the year ended December 31, 2025, compared to net loss of $3.5 million for fiscal year 2024.

•	Basic and diluted loss per share was $4.11 for the year ended December 31, 2025, compared to basic and diluted loss per share of $2.88 for fiscal year 2024. *

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Revenue

Total revenue was $184.2 million for the year ended December 31, 2025, representing an increase of 39.2% from $132.4 million for 2024. The increase was primarily driven by higher sales of sugar and rice products, supported by increased demand in the Africa and China markets, as well as the expansion of the Company’s trading activities in these regions.

	For the years ended December 31,
	2023	%	2024	%	2025	%
US$'000
Sale of sugar	$116,443	61.0	$86,599	65.5	$127,676	69.3
Sale of rice	26,440	13.9	18,680	14.1	34,080	18.5
Sale of oil and fat products	47,623	25.0	26,642	20.1	22,421	12.2
Sale of others	218	0.1	448	0.3	40	0.0
Total revenue	$190,724	100.0	$132,369	100.0	$184,217	100.0

In 2025, the Company’s operations in the sugar, rice and palm oil sectors experienced an increase in revenue, primarily driven by the expansion of its business in Africa and stronger demand in China. Despite this growth, the Company continued to face supply chain disruptions, rising costs and regulatory complexities that affected margins, cash flow and overall financial performance.

•	Revenue from sales of sugar was $127.7 million, an increase of 47.4% from $86.6 million in 2024, primarily due to higher trading volumes.

•	Revenue from sales of rice was $34.1 million, up 82.4% from $18.7 million in 2024, reflecting stronger demand and increased sales activity.

•	Revenue from sales of oil and fat products was $22.4 million, a decrease of 15.8% from $26.6 million in 2024, reflecting softer demand and a shift in trading focus and product mix.

•	Revenue from sales of other products was approximately $0.04 million, compared with $0.4 million in 2024, and primarily related to the Group’s initial entry into the fast-moving consumer goods market in the fourth quarter of 2025.

A breakdown of revenue by geographic regions for the fiscal years ended December 31, 2023, 2024 and 2025 is summarized below:

	For the years ended December 31,
	2023	%	2024	%	2025	%
US$'000
Africa	$80,637	42.3	$68,448	51.7	$110,478	60.0
China	17,731	9.3	11,957	9.0	37,118	20.1
Indonesia	22,502	11.8	12,672	9.6	2	0.0
Vietnam	9,109	4.8	6,999	5.3	1,060	0.6
Philippines	19,372	10.2	2,850	2.2	2,832	1.5
Thailand	13,119	6.9	12,989	9.8	7,662	4.2
Singapore	18,889	9.9	10,105	7.6	10,259	5.6
Other countries	9,365	4.8	6,349	4.8	14,806	8.0
Total revenue	$190,724	100.0	$132,369	100.0	$184,217	100.0

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•	Africa remained the largest contributor, accounting for approximately $110.5 million, or 60.0% of total revenue, representing an increase of approximately $42.0 million, or 61.4%, compared to the year ended December 31, 2024.

•	China recorded a significant increase to approximately $37.1 million, or 20.1% of total revenue, representing an increase of approximately $25.2 million, or 210.4%, compared to the year ended December 31, 2024.

•	Indonesia contributed an insignificant amount in 2025, compared to approximately $12.7 million in 2024, as the Group did not secure any import tenders during the year.

•	Revenue from Vietnam decreased to approximately $1.1 million from $7.0 million, while Thailand declined to approximately $7.7 million from $13.0 million, reflecting reduced trading activity and regulatory constraints in these markets.

Cost of Revenue

Cost of revenue increased by approximately $51.3 million, or 39.5%, to approximately $181.3 million for the year ended December 31, 2025, from approximately $130.0 million for the year ended December 31, 2024. The increase was primarily in line with higher sales volumes during the year, particularly in sugar and rice products, together with changes in product mix and elevated procurement and logistics costs.

•	Cost of sugar sales increased by approximately $41.4 million, or 48.4%, to approximately $126.8 million.

•	Cost of rice sales increased by approximately $14.1 million, or 75.7%, to approximately $32.7 million.

•	Cost of oil and fat products decreased by approximately $3.8 million, or 14.8%, to approximately $21.9 million.

•	Cost of others remained insignificant at approximately $0.1 million.

Gross Profit and Gross Margin

For the year ended December 31, 2025, gross profit increased by approximately $0.5 million, or 23.4%, to approximately $2.9 million, compared to approximately $2.3 million for the year ended December 31, 2024. Gross margin was approximately 1.6% in 2025, compared to 1.8% in 2024, as higher revenue was offset by elevated input costs, competitive pricing conditions and ongoing supply chain challenges.

•	Gross profit from sugar decreased to approximately $0.9 million, and gross margin declined to 0.7% from 1.4% in 2024.

•	Gross profit from rice increased to approximately $1.4 million, and gross margin improved to 4.2% from 0.5% in 2024.

•	Gross profit from oil and fat products decreased to approximately $0.5 million, with gross margin declining to 2.4% from 3.6% in 2024.

•	Sales of others recorded a gross loss of approximately $0.02 million, compared to a gross profit of approximately $0.05 million in 2024, mainly due to setup costs related to the newly established FMCG segment.

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Operating Expenses

Operating expenses were $8.1 million for fiscal year 2025, compared to $6.0 million for fiscal year 2024. The increase was primarily attributable to higher general and administrative expenses, partly offset by slightly lower selling and marketing expenses.

•	Selling and marketing expenses decreased by approximately $0.03 million, or 1.7%, to approximately $1.7 million, mainly due to lower sales commissions.

•	General and administrative expenses increased by approximately $2.1 million, or 48.2%, to approximately $6.4 million, primarily due to higher legal and professional fees and a significant increase in allowance for expected credit losses.

•	Legal and professional fees increased to approximately $2.1 million from $1.4 million in 2024, mainly due to additional professional services related to the filing of a Form F-3 and implementation of a dual-class share structure, as well as consultancy fees of approximately $1.7 million, of which approximately $0.9 million was settled through share-based compensation.

•	Allowance for expected credit losses increased to approximately $1.8 million from approximately $0.3 million in 2024, primarily due to slower collections from certain trade debtors and assessment of potential uncollectability of certain trade balances.

Other Income and Interest Expense

Other income was $0.6 million for fiscal year 2025, compared to $0.5 million for fiscal year 2024. The increase was mainly due to a write-back of long-outstanding supplier balances after the lapse of the statutory limitation period, while interest income charged to a related party remained stable at approximately $0.4 million.

Interest expense increased to approximately $0.4 million for fiscal year 2025, compared to approximately $0.1 million for fiscal year 2024. The increase was mainly due to higher interest expense on bank loans following the utilization of bank facilities granted during the year.

Net Income

Taking into account all of the above, the Group recorded a net loss of approximately $5.0 million for the year ended December 31, 2025, compared to a net loss of approximately $3.5 million for the year ended December 31, 2024 and net income of approximately $1.1 million for the year ended December 31, 2023.

Financial Condition

As of December 31, 2025, the Company had cash and cash equivalents of approximately $1.4 million, compared to approximately $0.7 million as of December 31, 2024. The increase was mainly due to net cash generated from financing activities, including the utilization of bank facilities.

Net cash used in operating activities was approximately $1.0 million for fiscal year 2025, compared to approximately $0.8 million for fiscal year 2024. The higher cash outflow was primarily driven by the net loss, an increase in accounts receivable of approximately $2.3 million and an increase in margin deposits of approximately $0.3 million, partially offset by an increase in accounts payable and accruals of approximately $3.2 million.

Net cash used in investing activities was approximately $0.002 million for fiscal year 2025, compared to approximately $0.005 million for fiscal year 2024, and primarily related to purchases of property, plant and equipment.

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Net cash provided by financing activities was approximately $1.8 million for fiscal year 2025, compared to approximately $0.1 million for fiscal year 2024. The increase was primarily driven by proceeds from bank borrowings of approximately $27.7 million and proceeds from a related party of approximately $1.7 million, partially offset by repayments of bank borrowings of approximately $26.4 million, repayments to a related party of approximately $0.8 million, finance lease principal repayments and interest payments.

* All share and per-share data in this press release have been adjusted retrospectively, where applicable, to reflect the Company’s 1-for-20 reverse share split of its ordinary shares, which became effective on February 5, 2026.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries as of the year ended December 31, 2025.

For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure investors that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Davis Commodities Limited
Investor Relations Department
Email: investors@daviscl.com

Celestia Investor Relations
Dave Leung
Email: investors@celestiair.com

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